Exhibit 99.1

Cipher Reports Financial and Operational Results for Q1 2015

– Company Achieves Significant Progress Across All Three Components of Growth Strategy –

MISSISSAUGA, ON, May 13, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three months ended March 31, 2015.

Highlights for the quarter

•	Total revenue increased 17% to $9.2 million from $7.9 million in Q1 2014;
•	Strong revenue generated from all three commercialized products:
•	Absorica revenues increased 5% to $6.3 million from $6.0 million in Q1 2014;
•	Epuris revenues were up 139% year-over-year to $0.8 million for Q1 2015;
•	Lipofen revenue was $1.6 million in Q1, an increase of 40% compared to Q1 2014; and
•	Revenue from ConZip/Durela was $0.5 million for Q1 2015 compared with $0.4 million in Q1 2014.
•	Adjusted EBITDA[1] in Q1 2015 was $5.1 compared with $5.4 million in Q1 2014:
•	Excluding transaction costs incurred relating to product acquisitions, Adjusted EBITDA[1] rose 15% to $6.2 million in Q1 2015.
•	Cash balance of $47.1 million at quarter end compared to $52.6 million as at December 31, 2014, as a result of product licenses and acquisitions during the quarter;
•	Expanded product portfolio through acquisitions of the worldwide rights of Dermadexin™, Pruridexin™, and ASF-1096 from Astion Pharma; and announced the acquisition of seven pre-clinical assets from Melanovus Oncology, and
•	Strengthened the Canadian dermatology portfolio by acquiring the Canadian distribution rights for Ozenoxacin, a highly differentiated topical New Chemical Entity from Ferrer for Impetigo, plus CF-101, a novel chemical entity being developed by Can-Fite Biopharma.

Highlights subsequent to the quarter

•	Acquired privately held U.S. dermatology company, Innocutis Holdings, LLC ("Innocutis") establishing a U.S. commercial infrastructure and adding seven marketed products, led by Sitavig®, a breakthrough treatment for cold sore outbreaks;
•	Closed on a private offering of US$100 million in five-year Senior Secured Notes with several funds managed by Athyrium Capital Management ("Athyrium"), of which the Company immediately drew down US$40 million to fund the majority of the purchase price for Innocutis;
•	Received a judge's opinion from the Markman hearing associated with the patent infringement suit for Absorica®, and
•	Further strengthened the Company's Canadian dermatology portfolio by acquiring the Canadian distribution rights to Vaniqa® and Actikerall® from Almirall S.A.

"Cipher has had a tremendous start to 2015 with meaningful progress across each of the three components of our growth strategy," said Shawn Patrick O'Brien, President and CEO. "We have announced a total of six transactions since the beginning of the year, highlighted by our acquisition of Innocutis, which realized our stated objective to establish commercial infrastructure in the U.S. while adding new products with significant potential.  Together with the acquisition of other attractive products, in a very short period we have taken major steps towards the realization of our vision to become the best, most customer-centric dermatology company in North America."

Mr. O'Brien added, "Total revenue grew 17% year-over-year as we continued to see solid performance from our isotretinoin products, led by Absorica.  We look forward to accelerated growth going forward as we invest around the lead Innocutis products in the near term to maximize their significant potential, while leveraging our new commercial platform to launch other recently acquired products into the U.S. market. At the same time, we will continue to be active in our pursuit of acquisition opportunities to expand our U.S. commercial platform, build out our Canadian dermatology franchise and invest prudently in potentially transformative dermatology compounds that will drive long-term value."

Financial Review

Total revenue for Q1 2015 was $9.2 million, an increase of 17% from $7.9 million in Q1 2014. The main growth driver was the continued strong performance of Cipher's isotretinoin products (Absorica® in the U.S. and Epuris® in Canada). Revenue from Absorica for Q1 increased 5% to $6.3 million from $6.0 million in Q1 2014, which was mainly attributable to steady market penetration and continued expansion of the overall isotretinoin market.

Product revenue for Epuris in Q1 2015 was $0.8 million, up 139% from Q1 2014 and supported by a 17.6% market share in March 2015. Revenue from Lipofen increased 40% in Q1 2015 to $1.6 million an increase of $0.4 million compared to the same period in 2014. Revenue from Cipher's extended-release tramadol product (ConZip® in the U.S. and Durela® in Canada) was $0.5 million in Q1 2015 compared to $0.4 million in Q1 2014.

Research and Development expense increased in Q1 2015 to $0.6 million from $0.4 million in the same period last year. Selling and Marketing expense grew slightly to $0.6 million from $0.5 million in Q1 2014.  General and Administrative expense was $3.5 million for Q1 2015 compared to $1.8 million in Q1 2014, which was primarily due to additional resources utilized for business development, an increase in stock option expense, as well as transaction costs of $1.1 million.

Adjusted EBITDA in Q1 2015 was $5.1 million compared with $5.4 million in Q1 2014, reflecting continued solid performance from the Company's key products. The decrease in Adjusted EBITDA primarily reflects the transactions costs of $1.1 million incurred during the quarter relating to product acquisitions as well as the acquisition of Innocutis. Excluding these transaction costs, Adjusted EBITDA grew 15% in Q1 2015 to $6.2 million.

Net income for the quarter was $3.1 million, or $0.12 per basic share, compared to net income of $3.9 million, or $0.15 per basic share in Q1 2014.

As at March 31, 2015, the Company had cash and cash equivalents of $47.1 million, compared to $56.2 million as at December 31, 2014. The decrease in cash and cash equivalents is mainly attributable to the acquisitions completed during the first quarter of 2015.

Product Update

Absorica®/Epuris® (CIP-ISOTRETINOIN) Absorica achieved 19%2 market share by March 2015, based on total isotretinoin prescriptions. The overall U.S. isotretinoin market also continues to grow, with prescriptions increasing by 5.6%3 in Q1 2015 compared to Q1 2014.  Subsequent to the quarter, Cipher announced that the Court had issued an opinion in the Markman hearing for the patent infringement suit by Ranbaxy Laboratories Inc. ("Ranbaxy")  and Cipher against Watson Laboratories, Inc. (now Actavis) relating to Absorica. No ultimate determination of infringement or validity of the patents has been determined at this point; however, the outcome of the hearing was positive. Moving forward, Cipher and Ranbaxy will continue to vigorously defend Absorica's intellectual property rights through all available regulatory and legal avenues.

Epuris was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. In the 18-month period following its launch, Epuris' market share continues to grow, attaining a 17.6% market share at the end of Q1 2015. Prescriptions grew by 162% year-over-year for the quarter and feedback from the Canadian dermatology community continues to be encouraging. The Company is optimistic it can continue to increase market share based on expanded formulary coverage and increased adoption by targeted dermatologists.

Lipofen® (CIP-FENOFIBRATE)  was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. In Q2 2014, Cipher and Kowa agreed to preemptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015.

ConZip®/Durela® (CIP-TRAMADOL ER) Cipher's extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip.   In Canada, the product is marketed by Medical Futures under the trade name Durela. Sales of Durela in Q1 2015 were 34% higher than Q1 2014. Patents have been issued both in the U.S. and Canada for the product.

Notice of Conference Call

Cipher will hold a conference call today, May 13, 2015, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast will be available through http://www.cipherpharma.com or http://bit.ly/1OeDdfu. An archived replay of the webcast will be available for 365 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Cipher has completed six transactions in 2015, including the acquisition of Innocutis and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Its products include a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the United States and Epuris® in Canada. Cipher is well capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

[1]	EBITDA is a non-IFRS Financial Measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

[2]	Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.

[3]	Source: IMS Health

Cipher Pharmaceuticals Inc.
Balance Sheets

As at March 31, 2015 and December 31, 2014
(in thousands of Canadian dollars - unaudited)

	2015	2014
	$	$
ASSETS

Current assets
Cash and cash equivalents	47,070	52,631
Accounts receivable	16,771	14,316
Inventory	440	240
Prepaid expenses and other assets	1,178	881
	65,459	68,068

Property and equipment, net	44	26

Intangible assets, net	10,018	1,709

Deferred tax asset	5,556	6,886

Total Assets	81,077	76,689

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	11,747	11,255
Current portion of deferred revenue	1,433	1,527
	13,180	12,782

Deferred revenue	931	1,168
Total Liabilities	14,111	13,950

SHAREHOLDERS' EQUITY

Share capital	15,339	14,217
Contributed surplus	2,902	2,904
Retained earnings	48,725	45,618
Total Shareholders' Equity	66,966	62,739

Total Liabilities and Shareholders' Equity	81,077	76,689

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.
Statements of Earnings and Comprehensive Income

Three month periods ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except per share data - unaudited)

	2015	2014
	$	$

Revenues
Licensing revenue	8,371	7,539
Product revenue	813	340

	9,184	7,879

Expenses
Cost of product sold	233	100
Research and development	446	358
Selling and marketing	582	513
General and administrative	3,486	1,795
Amortization of intangible assets	168	190
Interest income	(168)	(103)

	4,747	2,853

Income before income taxes	4,437	5,026

Income taxes	1,330	1,160

Income and comprehensive income for the period	3,107	3,866

Basic earnings per share	0.12	0.15

Diluted earnings per share	0.12	0.15

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.
Statements of Changes in Shareholders' Equity

Three month periods ended March 31, 2015 and 2014
(in thousands of Canadian dollars - unaudited)

				Total
	Share	Contributed	Retained	Shareholders'
	Capital	Surplus	Earnings	Equity
	$	$	$	$

Balance, January 1, 2015	14,217	2,904	45,618	62,739

Income and comprehensive income for the period	-	-	3,107	3,107

Exercise of stock options	1,070	(484)	-	586

Shares issued under the share purchase plan	52	-	-	52

Share-based compensation - stock option plan	-	482	-	482

Balance, March 31, 2015	15,339	2,902	48,725	66,966

Balance, January 1, 2014	10,696	3,095	24,967	38,758

Income and comprehensive income for the period	-	-	3,866	3,866

Exercise of stock options	530	(244)	-	286

Shares issued under the share purchase plan	32	-	-	32

Share-based compensation - stock option plan	-	199	-	199

Balance, March 31, 2014	11,258	3,050	28,833	43,141

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.
Statements of Cash Flows

Three month periods ended March 31, 2015 and 2014
(in thousands of Canadian dollars - unaudited)

	2015	2014
	$	$
Cash provided by (used in)

Operating activities
Income for the period	3,107	3,866
Items not affecting cash:
Depreciation of property and equipment	4	4
Amortization of intangible assets	168	190
Share-based compensation - share purchase plan	8	5
Share-based compensation - stock option plan	482	199
Deferred tax	1,330	1,160
	5,099	5,424

Changes in non-cash operating items:
Accounts receivable	(2,455)	8,253
Inventory	(200)	(40)
Prepaid expenses and other assets	(297)	138
Accounts payable and accrued liabilities	492	(3,218)
Deferred revenue	(331)	(549)

Net cash generated from operating activities	2,308	10,008

Investing activities
Purchase of property and equipment	(22)	(2)
Acquisition of intangible assets	(8,477)	-

Net cash used in investing activities	(8,499)	(2)

Financing activities
Proceeds from shares issued under the share purchase plan	44	27
Proceeds from exercise of stock options	586	286

Net cash generated from financing activities	630	313

Increase (decrease) in cash and cash equivalents	(5,561)	10,319
Cash and cash equivalents, beginning of period	52,631	24,179

Cash and cash equivalents, end of period	47,070	34,498

The accompanying notes are an integral part of these unaudited interim financial statements

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 13-MAY-15